VOTE BY INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. (Eastern Time) on September 14, 2025.

CONTROL #

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY EMAIL
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE IN PERSON
If you would like to vote in person, please attend the Annual General Meeting be held to be held on September 15, 2025, at 10:00 a.m., Eastern Time, at 1330 Avenue of the Americas, Fl 33, New York, NY 10019 and via the following URL:
https://meeting.vstocktransfer.com/MERCURITYSEP25

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual General Meeting of Shareholders Proxy Card - Mercurity Fintech Holding Inc.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RE-ELECTION OF ALL OF THE DIRECTOR NOMINEES LISTED BELOW AT PROPOSAL ONE AND "FOR" EACH OF THE OTHER PROPOSALS.

1. Re-Election of Directors:

01 Dr. Alan Curtis	☐ FOR	☐ AGAINST	☐ ABSTAIN
02 Mr. Peter Nobel	☐ FOR	☐ AGAINST	☐ ABSTAIN
03 Mr. Hui Cheng	☐ FOR	☐ AGAINST	☐ ABSTAIN
04 Mr. Shi Qiu	☐ FOR	☐ AGAINST	☐ ABSTAIN
05 Mr. Wilfred Daye	☐ FOR	☐ AGAINST	☐ ABSTAIN
06 Ms. Qian Sun	☐ FOR	☐ AGAINST	☐ ABSTAIN

2. To ratify the appointment of Onestop Assurance PAC as the Company's independent registered public accountants for the current fiscal year ending December 31, 2025.

☐ FOR ☐ AGAINST ☐ ABSTAIN

3. To change the name of the Company from Mercurity Fintech Holding Inc. to Chaince Digital Holdings Inc.

☐ FOR ☐ AGAINST ☐ ABSTAIN

4. To approve the MFH 2025 Equity Incentive Plan, a copy of which is produced to the Meeting and marked "Appendix A" and initialed by the chairman of the Meeting for the purpose of identification.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Note: To transact other such business as may properly come before the Meeting or any adjournment thereof.

Date ____________ **Signature** ____________ **Signature, if held jointly** ____________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

MERCURITY FINTECH HOLDING INC.

Annual General Meeting of Shareholders

To Be Held at 10:00 a.m. Eastern Time
on September 15, 2025
(Record Date – August 15, 2025)

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder(s) of Mercurity Fintech Holding Inc. (the "Company") hereby appoint(s) Shi Qiu, Chief Executive Officer and Director of the Company, with full power of substitution, as proxy to represent and vote, as designated on the reverse side of this Proxy Card, all shares of the Company that the undersigned is entitled to vote at the Annual General Meeting of Shareholders to be held on September 15, 2025, at 10:00 a.m., Eastern Time, at 1330 Avenue of the Americas, Floor 33, New York, NY 10019, and via https://meeting.vstocktransfer.com/MERCURITYSEP25, and at any adjournments or postponements thereof.

This proxy, when properly executed, will be voted as directed herein. If no such direction is made, this proxy will be voted "FOR" the re-election of all of the director nominees listed in Proposal One and "FOR" each of Proposals Two, Three, and Four, as recommended by the Board of Directors. In his discretion, the proxy is authorized to vote upon such other business as may properly come before the meeting and any adjournments or postponements thereof.

This proxy is revocable at any time before it is exercised by delivering to the Company or its transfer agent a written notice of revocation, by submitting a duly executed proxy bearing a later date, or by attending the meeting and voting in person.

Electronic Delivery of Future Proxy Materials. If you would like to reduce the costs incurred by Mercurity Fintech Holding Inc. in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years.

Email Address: ______________________________ ☐

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE
(Continued and To be Signed on Reverse Side)